SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M   6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 40-F ☐ Form 20-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

No ☒ Yes ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BVR SYSTEMS (1998) LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
July 10, 2008

        Notice is hereby given that an Annual Meeting of the Shareholders of BVR Systems (1998) Ltd. (the “Company”) will be held at the offices of Yigal Arnon & Co. 1 Azrieli Center, 46th Floor, Tel Aviv, Israel, on Thursday, July 10, 2008 at 11:00 A.M. (Israel time) (the “Meeting”) for the following purposes:

1.	TO ELECT Messrs. Ben-Shaul Rimon, Dor Nir, Gialdi Eival, Gilat Avraham, Lalo Ken, Manor Uri and Tzidon Aviv (listed in alphabetical order) directors for the coming year.

2.	TO ELECT Alicia Rotbard as an external director of the Company for a period of three years.

3.	TO ELECT KPMG Somekh Chaikin as the independent public auditors of the Company for the year ending December 31, 2008 and to authorize the Audit Committee to fix the remuneration of said auditors as the Audit Committee may deem fit in their sole discretion.

4.	TO APPROVE the Company’s Directors and Officers Insurance Policy, and any further extensions, renewals, extended discovery periods or increases to the policy, from time to time, as the Audit Committee and the Board of Directors deem necessary, at an annual premium of up to $55,000.

5.	TO RECEIVE Management’s report on the business of the Company for the year ended December 31, 2007 and to approve the Company’s Consolidated Balance Sheets at December 31, 2007 and the Consolidated Statements of Income for the year then ended.

        Shareholders of record at the close of business on June 1, 2008, will be entitled to notice of, and to vote at, the Meeting.

        Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed envelope.

By Order of the Board of Directors,

BVR Systems (1998) Ltd.
Aviv Tzidon, Chairman of the Board of Directors

PROXY STATEMENT

BVR Systems (1998) Ltd. 16 Hamelacha Street Park Afek, Rosh Ha'ayin, Israel

ANNUAL MEETING OF SHAREHOLDERS

July 10, 2008

        The enclosed proxy is being solicited by our board of directors for use at our annual meeting of shareholders to be held on Thursday, July 10, 2008, at 11:00 A.M., or at any adjournment thereof. The record date for determining which of our shareholders entitled to notice of, and to vote at, the meeting is established as of the close of business on June 1, 2008. On that date, we had outstanding and entitled to vote 116,970,535 of our ordinary shares, nominal value New Israeli Shekels (“NIS”) 1.00 (the “Ordinary Shares”).

        The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the meeting. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies.

        Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of any of the proposals or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their choices on the accompanying proxy card. We are not aware of any other matters to be presented at the meeting.

        Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to us of such revocation, (ii) voting in person at the meeting or requesting the return of the proxy at the meeting or (iii) executing and delivering to us a later-dated proxy.

        Each ordinary share is entitled to one vote on each matter to be voted on at the meeting. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 33 1/3% of the voting rights of our issued share capital will constitute a quorum for the meeting. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned for one week at the same hour and place, without it being necessary to notify our shareholders. If a quorum is not present at the adjourned date of the meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, the persons present shall constitute a quorum.

        Proposals 1 and 3 to be presented at the meeting require the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to at least fifty percent of the votes actually cast with respect to such proposal.

        Proposal 2, to be presented at the meeting requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to (i) the majority of the votes actually cast with respect to such proposal including at least one-third of the voting power of the non-controlling shareholders (as such term is defined in the Israel Securities Law, 1968) who are present in person or by proxy and vote on such proposal, or (ii) the majority of the votes cast on such proposal at the meeting, provided that the total votes cast in opposition to such proposal by the non-controlling shareholders (as such term is defined in the Israel Securities Law, 1968) does not exceed 1% of all the voting power in the Company.

        Since certain of the Company’s directors are controlling shareholders as defined in the Companies Law, the approval of Proposal 4 to be presented at the meeting requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following shall apply: (i) the majority of the votes includes at least one third of all the votes of shareholders who do not have a personal interest in the approval of the transaction and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total of opposing votes from among the shareholders said in subsection (i) above does not exceed 1% of all the voting rights in the Company.

        For this purpose, “personal interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes any members of his/her immediate family or the spouse of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

PROPOSAL 1

ELECTION OF DIRECTORS

The management of the Company has nominated the persons named below for election as directors to serve for a period of one year and until their respective successors are duly elected and shall qualify. The nominees, who are currently directors of the Company, have advised the Company that they will continue to serve as directors if re-elected.

The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years.

Nominee	Age	Principal Occupation

Rimon Ben Shaul	63	Rimon Ben-Shaoul has been a director since March 1, 2004. Since 2004, Mr. Ben-Shaoul has served as President and Chief Executive Officer of Polar Communications Ltd., an investment company investing in the technology and telecommunications sectors, and as chairman or a member of the Board of Directors of various private and publicly traded companies within the Polar group. Since February 2001, Mr. Ben-Shaoul has also served as Co-Chairman, President and Chief Executive officer of Koonras Technologies Ltd., an investment company controlled by Polar Investments Ltd. From June 1997 to February 2001, Mr. Ben-Shaoul served as President and Chief Executive Officer of Clal Industries and Investments Ltd., one of Israel’s largest holdings companies in the industrial and high-tech sectors, and as a member of the Board of Directors of Clal (Israel) Ltd. and various subsidiaries thereof. From 1985 to June 1997, Mr. Ben-Shaoul served as President and Chief Executive Officer of Clal Insurance Company Ltd., was a member of its board of directors and served as Chairman or as a member of the board of directors of various subsidiaries of Clal Insurance Company Ltd. Mr. Ben-Shaoul holds an M.B.A. and a B.A. in Economics from Tel-Aviv University.

Nir Dor	44	Nir Dor has been a director since March 21, 2006. Mr. Dor currently serves as the chairman of the board of directors of Cargal Carton Industries Ltd., Vice Chairman of the board of directors of Global Factoring Ltd. and serves on the board of directors of The Danone Spring of Eden BV. Mr. Dor served as the chief executive officer of Eden Springs Ltd. between 1999 and 2004. Mr. Dor is a certified public accountant and holds a B.A. in business management and finance from the College of Management of Tel-Aviv.

Eival Giladi	57	Eival Gilady has been a director since March 6, 2008. Mr. Gilady is the CEO of the Portland Trust in Israel. He is also the President of VANADIS LTD, Chairman of the Western Galilee College, Chairman of KIEDF, and the Honorary Consul of Slovenia in Tel Aviv.

A Brigadier General in the IDF, Mr. Gilady had a distinguished military career spanning three decades - commanding field units for twenty years, and serving an additional ten years at the General Staff.

Mr. Gilady earned his Bachelor's and three Master's degrees from Haifa University, National Defense University and George Washington University, in the areas of Resources Management, Policy Analysis, National Security Strategy, and Public Finance. From 1999 to 2001 he was assigned as a research fellow at the Hoover Institution and the Center for International Security and Cooperation at Stanford University.

Avraham Gilat	61	Avraham Gilat has been a director since June 28, 2005. Mr. Gilat serves as the Chairman of Soltam Systems Ltd. and the Soltam Group, one of Israel's prominent defense companies and as a Director General of Mikal Ltd., a holdings company for a wide range of commercial activities. Prior to such time, Mr. Gilat served in various positions in Israel Military Industries Ltd. Mr. Gilat holds an M.B.A. from New York University and a B.A. in Economics from Tel-Aviv University.

Ken Lalo	50	Ken Lalo has been a director since February 20, 2006. Since 2004, Mr. Lalo has served as Executive Vice President of Polar Communications Ltd., an Israeli investment company. and is a member of the Boards of Directors of various affiliates of Polar, including publicly traded and private companies. Between 2001 and 2004, Mr. Lalo served as Vice President and General Counsel of other entities within the Shrem Fudim Group. From 1993 to 2001, Mr. Lalo served as Vice President and General Counsel of Clal Industries and Investments Ltd. and was a member of the Boards of Directors of various affiliates of Clal, including publicly traded and private companies. From 1986 - 1992, Mr. Lalo worked as an attorney in Maryland, USA. Mr. Lalo holds an M.B.A. from Northwestern University / Tel- Aviv University, an M.C.L. from George Washington University and an LL.B. from Tel-Aviv University.

Uri Manor	65	Uri Manor has been a director since March 1, 2004. Mr. Manor has served as Managing Director of Datus Ltd., a consulting company specializing in the marketing of defense systems since January 1, 1996 and Managing Director of Loven Hachatzav Ltd., a holding company specializing in high tech and defense companies since 2001. Mr. Manor is also a member of the board of directors of Soltam Systems, Mobideo Aerospace Ltd., Azimuth Technologies Ltd., Laser Detection Systems Ltd. and CHUN Holdings Ltd. From 1969 to 1996, Mr. Manor held various management positions in Israel Aircraft Industries Ltd. including Deputy General Manager, MBT Division. Mr. Manor holds a B.Sc. and a M.Sc. in Aeronautical Engineering from the Technion, the Israel Institute of Technology.

Aviv Tzidon	52	Aviv Tzidon has been a Director and the Chairman of our Board of Directors since November 24, 2003. Mr. Tzidon was the co-founder of BVR Technologies Ltd. (or BVR-T) and served as its Chief Technology Officer and a director since it commenced operations in 1987. From October 1998, upon the spin-off of BVR Systems (1998) Ltd. from BVR-T, and until April 2000, Mr. Tzidon served as Chairman of the Board of Directors and Chief Executive Officer of BVR-T. For three years, Mr. Tzidon worked as an independent consultant for Israel Aircraft Industries. Mr. Tzidon is also a member of the Board of Directors of CHUN Holdings Ltd. Mr. Tzidon served as a combat pilot with the Israel Air Force, including reserve service, for approximately 20 years.

        Our board of directors will present the following resolution at the meeting:

“RESOLVED, that Messers. Ben-Shaul Rimon, Dor Nir, Giladi Eival, Gilat Avraham, Lalo Ken, Manor Uri and Tzidon Aviv are hereby elected to serve as directors for the coming year.”

        In the absence of instructions to the contrary, the person named in the enclosed proxy will vote our ordinary shares represented thereby “For” the election of the above directors.

        Our board of directors recommends a vote FOR approval of the appointment of Messers. Ben-Shaul Rimon, Dor Nir, Giladi Eival, Gilat Avraham, Lalo Ken, Manor Uri and Tzidon Aviv as directors.

PROPOSAL 2

PROPOSAL TO ELECT ALICIA ROTBARD AS AN EXTERNAL DIRECTOR OF
THE COMPANY FOR A PERIOD OF THREE YEARS

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint two external directors. No person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

—	an employment relationship;

—	a business or professional relationship maintained on a regular basis;

—	control of the company; and

—	service as an office holder.

        No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director.

        The initial term of an external director is three years and may be extended for an additional three-year period. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then, only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors must include at least one external director and all external directors must be members of the company’s audit committee.

        A copy of Ms. Alicia Rotbard declaration of meeting the requirements of the Israeli Companies Law to serve as an external director may be viewed at the offices of the Company.

        Our board of directors recommends to elect Ms. Alicia Rotbard as an external director of the Company. Certain information concerning Mr. Alicia Rotbard appears below.

Nominee	Age	Principal Occupation

Alicia Rotbard	62	In 1989 Ms. Rotbard founded DOORS Informations Systems, Inc. and served as its CEO until 2002. From 1989 she served as President and CEO of Quality Computers Ltd. From 1980 to 1985 she served as Deputy General Manager of the Tel-Aviv Stock Exchange, managing its Computer Department and Operations. Ms. Rotbard holds a B.Sc. in Mathematics and Physics from the Hebrew University, Jerusalem.

        Approval of this proposal by the shareholders requires approval by: (i) the majority of votes cast at the meeting, including at least one third of all votes of the non-controlling shareholders who are present in person or by proxy and vote on the proposal, or (ii) the majority of votes cast on the proposal at the meeting, provided that the total votes cast in opposition to the proposal by the non-controlling shareholders does not exceed 1% of all the voting rights in our company.

        Our board of directors will present the following resolution at the meeting:

“RESOLVED, that Ms. Alicia Rotbard is hereby elected to serve as our external director for a three year term.”

        Our board of directors recommends a vote FOR approval of the appointment of Ms. Alicia Rotbard as external director.

PROPOSAL 3

PROPOSAL TO ELECT KPMG SOMEKH CHAIKIN AS THE INDEPENDENT
PUBLIC AUDITORS OF THE COMPANY FOR THE YEAR ENDING DECEMBER
31, 2008 AND TO AUTHORIZE THE AUDIT COMMITTEE TO FIX THE
REMUNERATION OF SAID AUDITORS AS THE AUDIT COMMITTEE MAY
DEEM FIT IN THEIR SOLE DISCRETION

        The Israeli Companies Law requires the shareholders meeting of a company to appoint its independent public auditors.

        In compliance with the law, our board of directors will present the following resolution at the meeting:

“RESOLVED,to elect KPMG Somekh Chaikin as the independent public auditors of the Company for the year ending December 31, 2008 and to authorize the Audit Committee to fix the remuneration of said auditors as the Audit Committee may deem fit in their sole discretion.”

        In the absence of instructions to the contrary, the person named in the enclosed proxy will vote our ordinary shares represented thereby “For” the appointment of KPMG Somekh Chaikin as the independent public auditors of the Company for the year ending December 31, 2008 and to authorize the Audit Committee to fix the remuneration of said auditors as the Audit Committee may deem fit in their sole discretion.

        Our board of directors recommends a vote FOR approval of the appointment of KPMG Somekh Chaikin as the independent public auditors of the Company.

PROPOSAL 4

COMPANY’S DIRECTORS AND OFFICERS INSURANCE POLICY

        In order to induce individuals to serve as directors and officers of the Company, it is critical that the Company maintain adequate directors and officers insurance. Therefore, the Company believes it is necessary to procure insurance for its directors and officers.

        The shareholders of the Company are requested to adopt the following resolution:

        “RESOLVED to approve the Company’s Directors and Officers Insurance Policy, and any further extensions, renewals, extended discovery periods or increases to the policy, from time to time, as the Audit Committee and the Board of Directors deem necessary, at an annual premium of up to $55,000.”

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval and ratification of the resolution approving the procurement of the Company’s D&O Insurance Policy provided that one of the following shall apply: (i) the majority of the votes includes at least one third of all the votes of shareholders who do not have a personal interest in the approval of the above resolution and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total of opposing votes from among the shareholders said in subsection (i) above does not exceed 1% of all the voting rights in the Company.

Our board of directors recommends a vote FOR approval of the D&O Insurance Policy.

PRESENTATION OF FINANCIAL STATEMENTS

        TO RECEIVE Management’s report on the business of the Company for the year ended December 31, 2007 and to approve the Company’s Consolidated Balance Sheets at December 31, 2007 and the Consolidated Statements of Income for the years then ended.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon.

By Order of the Board of Directors

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. By: /s/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: June 3, 2008